NUTRIBAND INC.

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

May 18, 2020

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Nutriband Inc.

SEC Comment Letter dated May 13, 2020

Registration Statement on Form S-1

Filed April 16, 2020

File No. 333-237724

Dear Sir/Madam:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated May 13, 2020 (the “Comment Letter”) relating to the filing made by Nutriband Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately beneath such comment.

The Company has filed, concurrently with the filing of this correspondence, an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Registration Statement on Form S-1

Cover Page

1. With reference to your risk factor disclosure on page 8, please revise the prospectus cover page and the Summary section to highlight that you have suspended your product development operations due to lack of cash and financing.

The Company has expanded the risk factors disclosures on the cover page and in the first part of the Risk Factors Item on page 8 of the Prospectus in the Amended Registration Statement in response to this comment.

Our Business, page 1

2. We note your disclosure that the initial term of your agreement with Best Choice was extended until April 30, 2020 and that as of the date of your disclosure, the minimum purchases for the current contract year had not been met, and the agreement is renewable only if certain minimum purchases are met. Please update your disclosure to indicate the current status of the agreement with Best Choice.

In response to this comment, the Company has amplified the disclosures in the Prospectus concerning the current status of its business relationship with Best Choice.

The Offering, page 6

3. Please revise this section to include the shares underlying the warrants that may be sold by the selling stockholders.

The table in the Selling Stockholders section of the Prospectus in the Amended Registration Statement has been expanded to reflect the beneficial ownership of common stock held by the holders of the warrants issued in the February 2020 Units private placement.

Employment Agreements, page 46

4. Please file the employment agreements with Messrs. Sheridan, Melnik and Gallagher and Dr. Patrick as exhibits to your registration statement.

The employment agreements between the Company and Gareth Sheridan, Serguei Melnik, Sean Gallagher and Dr. Jeffrey Patrick have been filed as exhibits to the Amended Registration Statement as requested by this comment.

Signatures, page II-8

5. Please revise to include a signed signature block for the registrant. Please also revise your signature page to provide the signatures of the officers and directors as required by Form S-1. We note that you have indicated that some of those signatures have been signed by the attorney-in-fact but no power of attorney has been included in your registration statement at this time. Please include these signatures within the body of the registration statement. To the extent you use a power of attorney for future signatures, the power of attorney should be included in your registration statement.

The requested changes of the addition of a signature block and the elimination of references to a power of attorney in the signature page to the Amended Registration Statement have been made.

Sincerely,

NUTRIBAND INC.

By:	/s/ Gareth Sheridan
Gareth Sheridan
Chief Executive Officer

2